NEWS RELEASE
August 29, 2018

TAHOE REPORTS PREGNANT SOLUTION DISCHARGE AT LA ARENA; DISCHARGE NOW CONTAINED

VANCOUVER, British Columbia – August 29, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) reports a discharge of pregnant solution at its La Arena mine in Peru. Earlier this morning, La Arena employees discovered five significant holes were cut into the top of the pregnant solution pipeline which transfers solution from leach pad 4B to the pregnant solution pond. The pipeline runs across an inactive leach pad which is covered with a raincoat to prevent fresh storm water from mixing with process solutions. The same raincoat also covers the pregnant solution pipeline running from pad 4B.

Based on a preliminary internal investigation, the Company believes that in an apparent theft attempt, holes were cut into the top of the pipeline in order to place bags of carbon inside of the pipeline to absorb gold from the solution. One of the bags of carbon blocked the pipeline and the solution sprayed from the hole onto the top of the raincoat sitting above the pipeline. Subsequently, the solution flowed across the raincoat into a storm water collection pond designed to discharge clean water into the Sayapampa Creek, which runs through part of our property. Based on the Company’s initial investigation, it is estimated that around 600 cubic meters of pregnant solution may have flowed into the Sayapampa Creek via the storm water management system.

Upon identification of the discharge, the Company immediately initiated our emergency response protocols including conducting extensive inspections of the surrounding areas from the operation and assessing the potential impacts to the communities and environment downstream.

The Company reported the incident to the Agency for Environmental Assessment and Control (OEFA), the Ministry of Energy and Mines (MEM), the police and the public prosecutor. The police and OEFA are both expected on site today to conduct their respective investigations. The surrounding communities have also been notified.

Given that the impacted pipeline is a gravity-flow line and the holes are at the top of the pipeline, the Company is able to safely maintain solution flow from pad 4B without leakage into the storm water management system now that the obstruction has been removed. The Company expects that the damage to the raincoat and pipeline will be repaired over the next several days, once all relevant authorities have conducted their initial investigations. Equally important, the Company is already in the process of addressing the contamination to the storm water management system. As a result, the Company does not anticipate a material impact to production at this time.

A full internal investigation and review of security procedures will be conducted in order to avoid and prevent future incidents. Tahoe holds itself accountable for ensuring safe operations for our environment and our communities and we expect all of our employees and partners alike to operate to the highest standards.

About Tahoe Resources Inc.

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

MINING FOR SUSTAINABLE VALUE	1

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” “forward-looking information” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements related to future environmental impacts from the discharge and the potential for impact on the Company’s production at the La Arena mine.

Forward-looking statements are based on certain assumptions and are subject known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include the future effects of the discharge on the environment which cannot be assessed at this time, and any similar impact on operations at the La Arena mine. Assumptions, risks and uncertainties are discussed in more detail in our public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

MINING FOR SUSTAINABLE VALUE	2